Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Number 333-276916

Ford Motor Credit Company LLC

Final Term Sheet

5.869% Notes due 2035

Issuer:	Ford Motor Credit Company LLC

Trade Date:	October 28, 2025

Settlement Date:	October 31, 2025 (T+3)

Stated Maturity:	October 31, 2035

Principal Amount:	$1,000,000,000

Interest Rate:	5.869%

Benchmark Treasury:	4.250% due August 15, 2035

Benchmark Treasury Yield and Price:	3.989%; 102-03

Spread to Benchmark Treasury:	+188 basis points

Yield to Maturity:	5.869%

Price to Public:	100.000% of principal amount plus accrued interest from October 31, 2025

Underwriting Discount:	0.450%

Net Proceeds (Before Expenses) to Issuer:	$995,500,000 (99.550%)

Interest Payment Dates:	Semi-annually on each May 1 and October 31, beginning May 1, 2026

Redemption Provision:

Make-Whole Call: The Notes may be redeemed, in whole or in part, prior to July 31, 2035 (three months prior to maturity date) (the “Par Call Date”), at a redemption price equal to the greater of (i) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points less (b) interest accrued to the date of redemption, and (ii) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest to the redemption date.

Par Call: The Notes may be redeemed, in whole or in part, on or after July 31, 2035 (three months prior to maturity date), at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to the redemption date.

Joint Book-Running Managers:	J.P. Morgan Securities LLC Mizuho Securities USA LLC

Morgan Stanley & Co. LLC
RBC Capital Markets, LLC
Truist Securities, Inc.
BofA Securities, Inc.
Citigroup Global Markets Inc.
Goldman Sachs & Co. LLC
SMBC Nikko Securities America, Inc.
Wells Fargo Securities, LLC

Co-Managers:

BNY Mellon Capital Markets, LLC

ING Financial Markets LLC

Standard Chartered Bank

UniCredit Capital Markets LLC

U.S. Bancorp Investments, Inc.

CastleOak Securities, L.P.

Drexel Hamilton, LLC

Mischler Financial Group, Inc.

Siebert Williams Shank & Co., LLC

Telsey Advisory Group LLC

CUSIP/ISIN:	345397 H89 / US345397H899

It is expected that delivery of the Notes will be made against payment therefor on or about October 31, 2025, which will be the third business day following the date of pricing of the Notes (such settlement cycle being referred to herein as “T+3”). Under Rule 15c6-1 pursuant to the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the business day preceding the issue date will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade those Notes on the date of pricing should consult their own advisor.

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement (or, if available, the prospectus supplement) if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, Mizuho Securities USA LLC at 1- 866-271-7403, Morgan Stanley & Co. LLC at 1-866-718-1649, RBC Capital Markets, LLC at 1-866-375-6829, or Truist Securities, Inc. at 1-800-685-4786.